                                    FORM 11-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 1998

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ___________________ to ___________________


Commission file number 1-6706

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


             BADGER METER EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                               Badger Meter, Inc.
                             4545 W. Brown Deer Road
                               Milwaukee, WI 53223

                              REQUIRED INFORMATION



1.       Not Applicable.

2.       Not Applicable.

3.       Not Applicable.

4. The Badger Meter Employee Savings and Stock Ownership Plan (the Plan) is subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA). Attached hereto is a copy of the most recent financial statements and schedules of the Plan prepared in accordance with the financial reporting requirements of ERISA.


Exhibits

(23)  Consent of Independent Auditors

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                     Badger Meter
                                     Employee Savings and Stock Ownership Plan



Date:    June 18, 1999           By:  /S/ Richard A. Meeusen
                                     ------------------------------------------
                                     Vice President - Finance and
                                     Chief Financial Officer

             Badger Meter Employee Savings and Stock Ownership Plan

                              Financial Statements
                           and Supplemental Schedules

                     Years ended December 31, 1998 and 1997




                                    CONTENTS

Report of Independent Auditors.......................................................................... 1

Financial Statements

Statements of Net Assets Available for Benefits, with Fund Information.................................. 3
Statements of Changes in Net Assets Available for Benefits, with Fund Information....................... 5
Notes to Financial Statements........................................................................... 7


Supplemental Schedules

Line 27(a) - Schedule of Assets Held for Investment Purposes........................................... 18
Line 27(d) - Schedule of Reportable Transactions....................................................... 19

                         Report of Independent Auditors

Retirement Plans Investment Committee of the
    Board of Directors of Badger Meter, Inc.
Badger Meter Employee Savings and Stock
    Ownership Plan

We have audited the accompanying statements of net assets available for benefits of Badger Meter Employee Savings and Stock Ownership Plan as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1998 and 1997, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1998, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The Fund Information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                         ERNST & YOUNG LLP

Milwaukee, Wisconsin
April 15, 1999

             Badger Meter Employee Savings and Stock Ownership Plan

     Statements of Net Assets Available for Benefits, with Fund Information

                                December 31, 1998

                                                                            Fund Information
                                                ---------------------------------------------------------------------------

                                                Badger Meter,     Badger Meter     Guaranteed                 Heartland U.S.
                                             Inc., Unreleased   Inc., Released       Income          Equity     Government
                                                Common Stock      Common Stock        Fund            Fund         Fund
                                                ------------      ------------        ----            ----         ----
ASSETS
Investments (Note 3):
   Deposits with insurance company--
     Guaranteed income group annuity
       contract No IG 4178, at contract
       value                                    $        --       $        --      $ 7,526,254     $  --       $        --
   Badger Meter, Inc. Common Stock,               4,504,247           407,123               --        --                --
     at fair value
   Heartland U.S. Government Fund,                       --                --               --        --           829,919
     at fair value
   Marshall Money Market Fund, at                        --                --               --        --                --
     fair value
   Investment in mutual funds, at fair
     value:
     M&I Growth Balanced Portfolio                       --                --               --        --                --
     M&I Diversified Stock Portfolio                     --                --               --        --                --
     Heartland Group Inc. Value Plus                     --                --               --        --                --
     Marshall International Stock                        --                --               --        --                --
       Fund
   Notes receivable from participants                    --                --               --        --                --
                                                ----------------------------------------------------------------------------
Total investments                                 4,504,247           407,123        7,526,254        --           829,919

Company contribution receivable                          --                --           19,418        --             3,196
Due from brokers                                         --                --               --        --                --
Interest receivable                                      12                --               --        --                --
                                                ----------------------------------------------------------------------------
Total assets                                      4,504,259           407,123        7,545,672        --           833,115

LIABILITY
Note payable (Note 4)                             2,600,000                --               --        --                --
                                                ----------------------------------------------------------------------------

Net assets available for benefits               $ 1,904,259       $   407,123      $ 7,545,672     $  --       $   833,115
                                                ============================================================================



                                                                           Fund Information
                                              ------------------------------------------------------------------------------
                                                  Badger                                      M&I               Heartland
                                                   Meter              M&I Growth          Diversified             Value
                                                Stock Fund          Balanced Fund         Income Fund           Plus Fund
                                                ----------          -------------         -----------           ---------
ASSETS
Investments (Note 3):
   Deposits with insurance company--
     Guaranteed income group annuity
       contract No IG 4178, at contract
       value                                    $        --          $        --          $        --          $        --
   Badger Meter, Inc. Common Stock,              13,039,961                   --                   --                   --
     at fair value
   Heartland U.S. Government Fund,                       --                   --                   --                   --
     at fair value
   Marshall Money Market Fund, at                    83,748                   --                   --                   --
     fair value
   Investment in mutual funds, at fair
     value:
     M&I Growth Balanced Portfolio                       --            4,038,291                   --                   --
     M&I Diversified Stock Portfolio                     --                   --            5,940,656                   --
     Heartland Group Inc. Value Plus                     --                   --                   --            2,331,252
     Marshall International Stock                        --                   --                   --                   --
       Fund
   Notes receivable from participants                    --                   --                   --                   --
                                             -----------------------------------------------------------------------------
Total investments                                13,123,709            4,038,291            5,940,656            2,331,252

Company contribution receivable                      15,378               13,396               23,504               10,216
Due from brokers                                     16,560                   --                   --                   --
Interest receivable                                     404                   --                   --                   --
                                             -----------------------------------------------------------------------------
Total assets                                     13,156,051            4,051,687            5,964,160            2,341,468

LIABILITY
Note payable (Note 4)                                    --                   --                   --                   --
                                             -----------------------------------------------------------------------------

Net assets available for benefits               $13,156,051          $ 4,051,687          $ 5,964,160          $ 2,341,468
                                             =============================================================================



                                                                  Fund Information
                                             ------------------------------------------------------


                                                Marshall
                                             International             Loan
                                               Stock Fund              Fund                Total
                                               ----------              ----                -----
ASSETS
Investments (Note 3):
   Deposits with insurance company--
     Guaranteed income group annuity
       contract No IG 4178, at contract
       value                                   $        --          $        --          $ 7,526,254
   Badger Meter, Inc. Common Stock,                     --                   --           17,951,331
     at fair value
   Heartland U.S. Government Fund,                      --                   --              829,919
     at fair value
   Marshall Money Market Fund, at                       --                   --               83,748
     fair value
   Investment in mutual funds, at fair
     value:
     M&I Growth Balanced Portfolio                      --                   --            4,038,291
     M&I Diversified Stock Portfolio                    --                   --            5,940,656
     Heartland Group Inc. Value Plus                    --                   --            2,331,252
     Marshall International Stock                  802,668                   --              802,668
       Fund
   Notes receivable from participants                   --            1,106,798            1,106,798
                                             -------------------------------------------------------
Total investments                                  802,668            1,106,798           40,610,917

Company contribution receivable                      3,671                   --               88,779
Due from brokers                                        --                   --               16,560
Interest receivable                                     --                   --                  416
                                             -------------------------------------------------------
Total assets                                       806,339            1,106,798           40,716,672

LIABILITY
Note payable (Note 4)                                   --                   --            2,600,000
                                             -------------------------------------------------------

Net assets available for benefits              $   806,339          $ 1,106,798          $38,116,672
                                             =======================================================

See accompanying notes.

             Badger Meter Employee Savings and Stock Ownership Plan

     Statements of Net Assets Available for Benefits, with Fund Information

                                December 31, 1997



                                                                                Fund Information
                                               ----------------------------------------------------------------------------------
                                                  Badger Meter     Badger Meter     Guaranteed                     Heartland U.S.
                                               Inc., Unreleased   Inc., Released      Income          Equity         Government
                                                 Common Stock      Common Stock        Fund            Fund             Fund
                                                 ------------      ------------        ----            ----             ----
ASSETS
Investments (Note 3):
   Deposits with insurance company:
     Guaranteed income group annuity
       contract No. IG 4178, at contract
       value                                      $        --       $        --      $10,872,299    $        --     $        --
     Pooled separate account No. SA 4179,
       at fair value                                       --                --               --      8,810,240              --
   Badger Meter, Inc. Common Stock, at fair
       value                                        3,962,367        12,416,484               --             --              --
   Heartland U.S. Government Fund, at fair
       value                                               --                --               --             --         345,741
   Marshall Money Market Fund, at fair value           11,295            89,168               --             --              --
   Notes receivable from participants                      --                --               --             --              --
                                                  --------------------------------------------------------------------------------
Total investments                                   3,973,662        12,505,652       10,872,299      8,810,240         345,741

Company contribution receivable                            --           257,452               --             --              --
Due from brokers                                           --                --               --             --         422,492
Interest receivable                                        16               339               25            104               1
                                                  --------------------------------------------------------------------------------
Total assets                                        3,973,678        12,763,443       10,872,324      8,810,344         768,234

LIABILITIES
Note payable (Note 4)                                 900,000                --               --             --              --
                                                  --------------------------------------------------------------------------------
Net assets available for benefits                 $ 3,073,678       $12,763,443      $10,872,324    $ 8,810,344     $   768,234
                                                  ================================================================================



                                                             Fund Information
                                                 ----------------------------------------


                                                                Badger
                                                   Loan          Meter
                                                   Fund        Stock Fund        Total
                                                   ----        ----------        -----
ASSETS
Investments (Note 3):
   Deposits with insurance company:
     Guaranteed income group annuity
       contract No. IG 4178, at contract
       value                                   $        --     $        --     $10,872,299
     Pooled separate account No. SA 4179,
       at fair value                                    --              --       8,810,240
   Badger Meter, Inc. Common Stock, at fair
       value                                            --       1,541,450      17,920,301
   Heartland U.S. Government Fund, at fair
       value                                            --              --         345,741
   Marshall Money Market Fund, at fair value         1,774          56,100         158,337
   Notes receivable from participants            1,279,290              --       1,279,290
                                               -------------------------------------------
Total investments                                1,281,064       1,597,550      39,386,208

Company contribution receivable                         --              --         257,452
Due from brokers                                        --              --         422,492
Interest receivable                                     15             633           1,133
                                               -------------------------------------------
Total assets                                     1,281,079       1,598,183      40,067,285

LIABILITIES
Note payable (Note 4)                                   --              --         900,000
                                               -------------------------------------------
Net assets available for benefits              $ 1,281,079     $ 1,598,183     $39,167,285
                                               ===========================================

See accompanying notes.

             Badger Meter Employee Savings and Stock Ownership Plan

           Statements of Changes in Net Assets Available for Benefits,
                              with Fund Information

                          Year ended December 31, 1998



                                                                               Fund Information
                                                  ----------------------------------------------------------------------------



                                                     Badger Meter      Badger Meter      Guaranteed                  Heartland U.S.
                                                  Inc., Unreleased   Inc., Released        Income         Equity       Government
                                                    Common Stock       Common Stock         Fund           Fund           Fund
                                                    ------------       ------------         ----           ----           ----
Additions:
   Investment income:
     Net realized and unrealized appreciation
       (depreciation) in fair value of
       investments (Note 3)                          $(1,158,130)      $   (761,824)    $        --     $        --     $ 13,572

     Interest and dividends, net (Note 7)                 48,639             96,578         623,510           3,526       35,183
     Investment expenses                                      --                 --         (12,830)             --          (81)
   Contributions:
     Company (Note 2)                                    199,155           (250,157)             --              --           --
     Employees                                                --                 --         499,946              --       83,210
                                                     ------------------------------------------------------------------------------
                                                        (910,336)          (915,403)      1,110,626           3,526      131,884

Deductions:
   Benefit payments to participants                           --            101,708         847,159              20       16,019
   Interest expense                                       59,379                 44              --              --           --

Transfers between funds                                 (199,704)       (11,339,165)     (3,590,119)     (8,813,850)     (50,984)
                                                     ------------------------------------------------------------------------------

Net increase (decrease)                               (1,169,419)       (12,356,320)     (3,326,652)     (8,810,344)      64,881

Net assets available for benefits at beginning
  of year                                              3,073,678         12,763,443      10,872,324       8,810,344      768,234
                                                     ------------------------------------------------------------------------------
Net assets available for benefits at end of
  year                                               $ 1,904,259       $    407,123     $ 7,545,672     $        --     $833,115
                                                     ==============================================================================



                                                                                  Fund Information
                                                  --------------------------------------------------------------------------------
                                                                         M&I             M&I           Heartland        Marshall
                                                        Badger          Growth         Diversity         Value       International
                                                        Meter          Balanced         Income           Plus            Stock
                                                      Stock Fund         Fund            Fund            Fund            Fund
                                                      ----------         ----            ----            ----            ----
Additions:
   Investment income:
     Net realized and unrealized appreciation
       (depreciation) in fair value of
       investments (Note 3)                           $  (648,943)    $  483,384      $  815,661      $ (387,776)      $ (2,271)

     Interest and dividends, net (Note 7)                 140,384            317             364         109,224         15,509
     Investment expenses                                  (12,823)        (4,753)         (6,425)         (2,939)        (1,029)
   Contributions:
     Company (Note 2)                                      31,230             --              --              --             --
     Employees                                            440,234        387,773         655,032         352,773        122,508
                                                  --------------------------------------------------------------------------------
                                                          (49,918)       866,721       1,464,632          71,282        134,717

Deductions:
   Benefit payments to participants                     1,100,798        465,859         329,876         171,312         18,398
   Interest expense                                            --             --              --              --             --

Transfers between funds                                12,708,584      3,650,825       4,829,404       2,441,498        690,020
                                                  --------------------------------------------------------------------------------

Net increase (decrease)                                11,557,868      4,051,687       5,964,160       2,341,468        806,339

Net assets available for benefits at beginning
  of year                                               1,598,183             --              --              --             --
                                                  --------------------------------------------------------------------------------
Net assets available for benefits at end of
  year                                                $13,156,051     $4,051,687      $5,964,160      $2,341,468       $806,339
                                                  ================================================================================



                                                      Fund Information
                                                   ----------------------

                                                     Loan
                                                     Fund           Total
                                                     ----           -----
Additions:
   Investment income:
     Net realized and unrealized appreciation
       (depreciation) in fair value of
       investments (Note 3)                        $       --     $(1,646,327)
     Interest and dividends, net (Note 7)             230,444       1,303,678
     Investment expenses                                   --         (40,880)
   Contributions:
     Company (Note 2)                                      --         (19,772)
     Employees                                             --       2,541,476
                                                   ---------------------------
                                                      230,444       2,138,175

Deductions:
   Benefit payments to participants                    78,216       3,129,365
   Interest expense                                        --          59,423

Transfers between funds                              (326,509)             --
                                                   ---------------------------

Net increase (decrease)                              (174,281)     (1,050,613)

Net assets available for benefits at beginning
  of year                                           1,281,079      39,167,285
                                                   ---------------------------
Net assets available for benefits at end of
  year                                             $1,106,798     $38,116,672
                                                   ===========================

See accompanying notes.

             Badger Meter Employee Savings and Stock Ownership Plan

     Statements of Changes in Net Assets Available for Benefits, with Fund
                                  Information

                                December 31, 1997



                                                                                                 Fund Information
                                                     -------------------------------------------------------------------

                                                      Badger Meter        Badger Meter        Guaranteed
                                                    Inc., Unreleased    Inc., Released          Income          Equity
                                                      Common Stock        Common Stock           Fund            Fund
                                                      ------------        ------------           ----            ----
Additions:
   Investment income:
     Net realized and unrealized appreciation
       in fair value of investments (Note 3)          $  1,918,650        $  6,620,397       $         --    $  1,626,974
     Interest and dividends, net (Note 7)                   46,857             153,990            736,373         141,767
     Investment expenses                                        --              (6,340)           (15,844)         (8,056)

   Contributions:
     Company (Note 2)                                       25,340            (143,268)            15,844           5,836
     Employees                                                  --                  --            943,182         964,020
                                                      --------------------------------------------------------------------

                                                         1,990,847           6,624,779          1,679,555       2,730,541
Deductions:
   Benefit payments to participants                             --             340,334            451,034         150,223
   Interest expense                                         67,812                  --                 --              --

Transfers between funds                                    (49,235)             24,799           (190,899)        (41,756)
                                                      --------------------------------------------------------------------
Net increase                                             1,873,800           6,309,244          1,037,622       2,538,562

Net assets available for benefits at beginning
  of year                                                1,199,878           6,454,199          9,834,702       6,271,782
                                                      --------------------------------------------------------------------
Net assets available for benefits at end of year      $  3,073,678        $ 12,763,443       $ 10,872,324    $  8,810,344
                                                      ====================================================================



                                                                         Fund Information
                                                    ------------------------------------------------------------


                                                       Heartland
                                                          U.S.                           Badger
                                                      Government         Loan            Meter
                                                         Fund            Fund          Stock Fund        Total
                                                         ----            ----          ----------        -----
Additions:
   Investment income:
     Net realized and unrealized appreciation
       in fair value of investments (Note 3)        $     18,547     $         --     $    910,575     $ 11,095,143
     Interest and dividends, net (Note 7)                 38,184           97,784           26,179        1,241,134
     Investment expenses                                      --               --               --          (30,240)

   Contributions:
     Company (Note 2)                                         --               --               --          (96,248)
     Employees                                            82,564               --          187,712        2,177,478
                                                    ----------------------------------------------------------------

                                                         139,295           97,784        1,124,466       14,387,267
Deductions:
   Benefit payments to participants                       25,597                6           32,213          999,407
   Interest expense                                           --               --               --           67,812

Transfers between funds                                    4,291          126,920          125,880               --
                                                    ----------------------------------------------------------------
Net increase                                             117,989          224,698        1,218,133       13,320,048

Net assets available for benefits at beginning
  of year                                                650,245        1,056,381          380,050       25,847,237
                                                    ----------------------------------------------------------------
Net assets available for benefits at end of year    $    768,234     $  1,281,079     $  1,598,183     $ 39,167,285
                                                    ================================================================

See accompanying notes.

             Badger Meter Employee Savings and Stock Ownership Plan

                          Notes to Financial Statements

                     Years ended December 31, 1998 and 1997



1. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The accompanying financial statements of Badger Meter Employee Savings and Stock Ownership Plan (the Plan) are prepared on the accrual basis.

INVESTMENT VALUATION

The investment in the guaranteed income group annuity insurance contract is valued at contract value as reported by Massachusetts Mutual Life Insurance Company (Mass Mutual). Contract value represents contributions made under the contract, plus interest at the contract rate, less funds used to pay benefits and the insurance company's administrative expenses. The Mass Mutual contract is a "fully benefit-responsive" investment contract, as defined in Statement of Position (SOP) 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans." As such, this contract is stated at contract value as reported by the insurance company. Crediting interest rates are adjusted annually on January 1.

The investment in the pooled separate account is valued at fair value, based on the quoted redemption value on the last business day of the Plan year.

The investments in the Heartland U.S. Government Fund, the M&I Growth Balanced Fund, the M&I Diversified Income Fund, the Heartland Value Plus Fund and the Marshall International Stock Fund, are valued at the redemption price established by the fund's trustee based upon the quoted prices of the underlying assets.

Common trust funds are valued at the redemption price established by the trustee.

The investment in Badger Meter, Inc. (the Company) Common Stock, which is traded on the American Stock Exchange, is valued at the last reported sales price on the last business day of the Plan year. Badger Meter, Inc. Class B Common Stock is equivalent in value to Badger Meter, Inc. Common Stock because each share is entitled to be exchanged for a share of Badger Meter, Inc. Common Stock. There is no market for Badger Meter, Inc. Class B Common Stock due to transfer restrictions.

             Badger Meter Employee Savings and Stock Ownership Plan

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Notes receivable from participants are reported at their unpaid principal balance, which approximates fair value.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

EXPENSES

Expenses related to the administration of the Plan are borne by the Company. Investment expenses are payable by the Plan and reimbursed by the Company at its discretion.

2. DESCRIPTION OF THE PLAN

GENERAL

The following description of the Plan is for general information purposes only. Participants should refer to the Plan document for more complete information. The Plan is a defined contribution plan adopted under Section 401(k) of the Internal Revenue Code ("IRC" or the "Code"). The Plan was established as of January 1, 1991 to consolidate the Badger Meter Savings Plan, the Badger Meter Payroll-Based Employee Stock Ownership Plan and the Badger Meter Employee Stock Ownership Plan into a single plan (See Note 4).

Substantially all domestic employees of the Company are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

Participant contributions may be made to a maximum of 15% of their compensation on a pre-tax basis, not to exceed the amount allowed by the IRC. Company contributions are made at a rate of 25% of the participant contributions, with the Company contribution

             Badger Meter Employee Savings and Stock Ownership Plan

2. DESCRIPTION OF THE PLAN (CONTINUED)

percentage applying to a maximum of 7% of the participant's compensation for the years ended December 31, 1998 and 1997, respectively. The Company may also contribute additional amounts over and above the required contribution at the discretion of the Company's Board of Directors. No such contributions were made in 1998 or 1997.

Participant contributions are directed into one, or a combination, of eight investments, the Guaranteed Income Fund, Equity Fund, Heartland U.S. Government Fund, M&I Growth Balanced Fund, M&I Diversified Income Fund, Heartland Value Plus Fund, Marshall International Stock Fund or the Badger Meter Stock Fund, at the participant's discretion (see Note 3). As of January 1998, the Equity Fund is no longer an investment option. Company contributions are made in cash and are used by the Plan to repay principal on the note payable (see Note 4). As principal and interest payments are made on the note payable, unallocated shares of Badger Meter, Inc. Common Stock, which serve as collateral for the note payable, are released to Plan participants and provide the Company matching contribution at current market values. Participant contributions may be temporarily invested in a money market common trust fund before being invested in the aforementioned investments.

All contributions are excluded from the participant's current wages for federal income tax purposes. No federal income tax is paid for the pre-tax contributions and growth thereon until the participant withdraws them from the Plan.

PARTICIPANT'S ACCOUNTS

Each participant's account is credited with the participant's contribution, the Company's matching contribution, an allocation of the Company's discretionary contribution, if any, and Plan earnings. The Company's discretionary contribution is allocated equally to all participants. Plan earnings are allocated based on the participant's account balances in relation to total participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

VESTING

Participants are fully vested in all amounts in their accounts.

             Badger Meter Employee Savings and Stock Ownership Plan

2. DESCRIPTION OF THE PLAN (CONTINUED)

PAYMENT OF BENEFITS

Upon retirement, death, disability, or termination of employment, the vested portion of a participant's account shall generally be distributed in a single lump sum not later than 60 days following the end of the Plan year. Final distributions will be made either in shares of Company Common Stock plus cash in lieu of fractional shares, or entirely in cash.

WITHDRAWALS

A participant's contribution may not be withdrawn prior to retirement, death, disability, termination of employment, or termination of the Plan, except for financial hardship or in the form of loans to participants. The Plan defines financial hardship as expenses related to college education, uninsured major medical expenses, purchase of the participant's principal residence, or other financial need which cannot be met from other resources of the participant. All withdrawals are subject to approval by the Plan administrator.

LOANS TO PARTICIPANTS

Participants are allowed to borrow from their separate account balance. The amount of a loan shall not be less than $1,000 or more than $50,000 and shall not exceed 50% of the participant's account balance.

Loan maturities cannot exceed sixty months and are secured by the participants' vested interests in the Plan. Amounts loaned to a participant do not share in the allocations of Plan earnings (see Participant's Accounts, above), but are credited with the interest earned on the loan balance payable by the participant charged at a reasonable rate as determined by the Plan administrator.

             Badger Meter Employee Savings and Stock Ownership Plan

3. INVESTMENTS

The Plan has entered into two unallocated insurance contracts with Mass Mutual.

GUARANTEED INCOME GROUP ANNUITY CONTRACT NO. IG 4178

This contract is credited at least annually for interest earned. Interest rates for 1998 and 1997 were 7.00% and 7.25%, respectively. Mass Mutual determines the annual guaranteed interest rate each January 1. The average yields for 1998 and 1997 were 6.63% and 6.96%, respectively.

POOLED SEPARATE ACCOUNT NO. SA 4179

Accounts deposited to this account are invested by Mass Mutual primarily in common stocks. Mass Mutual includes funds from a number of employers in one investment portfolio. Participants in the fund are allocated units for valuation purposes.

BADGER METER, INC. COMMON STOCK

The Plan's investment in Badger Meter, Inc. stock consists of 503,897 shares (432,125 shares Badger Meter, Inc. Common Stock and 71,772 shares Badger Meter, Inc. Class B Common Stock) and 439,762 shares (356,562 shares Badger Meter, Inc. Common Stock and 83,200 shares Badger Meter, Inc., Class B Common Stock) as of December 31, 1998 and 1997, respectively.

At December 31, 1998 and 1997, the fair value of the Plan's investment in Badger Meter, Inc. Common Stock, as determined by quoted market price, was $17,951,331 and $17,920,301, respectively.

             Badger Meter Employee Savings and Stock Ownership Plan

3. INVESTMENTS (CONTINUED)

The Plan's investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value during 1998 and 1997, as follows:

                                                                            Net Realized
                                                                           and Unrealized
                                                                            Appreciation
                                                                           (Depreciation)
                                                                            in Fair Value    Fair Value at
                                                                             During Year      End of Year
                                                                        ------------------------------------
Year ended December 31, 1998:
 Fair value determined by quoted market price:
     Badger Meter, Inc. Common Stock                                         $(2,568,897)     $17,951,331
     Heartland U.S. Government Fund                                               13,572          829,919
     Marshall Money Market Fund                                                        -           83,748
     M&I Growth Balanced Portfolio                                               483,384        4,038,291
     M&I Diversified Stock Portfolio                                             815,661        5,940,656
     Heartland Value Plus Fund                                                  (387,776)       2,331,252
     Marshall International Stock Fund                                            (2,271)         802,668
                                                                        ------------------------------------
                                                                              (1,646,327)      31,977,865
   Fair value estimated  -
     Notes receivable from participants                                                -        1,106,798

   Contract value as determined by Mass Mutual  -
     Guaranteed income group annuity contract No. IG 4178                              -        7,526,254
                                                                        ====================================
                                                                             $(1,646,327)     $40,610,917
                                                                        ====================================

Year ended December 31, 1997:
 Fair value determined by quoted market price:
     Badger Meter, Inc. Common Stock                                        $  9,449,622      $17,920,301
     Pooled separate account No. SA 4179                                       1,626,974        8,810,240
     Heartland U.S. Government Fund                                               18,547          345,741
     Marshall Money Market Fund                                                        -          158,337
                                                                        ------------------------------------
                                                                              11,095,143       27,234,619
   Fair value estimated  -
     Notes receivable from participants                                                -        1,279,290

   Contract value as determined by Mass Mutual  -
     Guaranteed income group annuity contract No. IG 4178                              -       10,872,299
                                                                        ====================================
                                                                             $11,095,143      $39,386,208
                                                                        ====================================

             Badger Meter Employee Savings and Stock Ownership Plan

4. NOTE PAYABLE

In connection with the formation of the Plan, the Plan assumed a note payable with a bank with a balance of $2,000,000 at January 1, 1991. The note was repaid in equal annual principal payments of $200,000 through February 1995, with the remaining $1,000,000 refinanced on December 1, 1995, due December 1, 2001. The principal amount due on the loan was $700,000 at December 1, 1998 and $900,000 at December 31, 1997. In December 1998, the Plan refinanced the loan and increased it by $1,900,000 to the December 31, 1998 balance of $2,600,000. The terms of the loan allow variable payments of principal with the final principal and interest payment due December 31, 2005. Interest is payable at the prime interest rate (prime was 7.75% at December 31, 1998) or at the LIBOR rate plus 1.50%. The Plan has the option of designating the outstanding balance as a prime rate loan or a Eurodollar loan. The note payable is secured by the unallocated shares of Badger Meter, Inc. Common Stock held by the Plan (see summary below). In addition, the Company has guaranteed the note payable and is obligated to contribute sufficient cash to the Plan to enable it to repay the loan principal and interest in the event the Plan is unable to settle its obligation.

             Badger Meter Employee Savings and Stock Ownership Plan

4. NOTE PAYABLE (CONTINUED)

The pledged unallocated shares of Badger Meter, Inc. Common Stock are released as principal payments are made on the note payable. The shares released less any shares that are distributed as benefit payments are considered available, and are allocated to the participants' accounts as of the Plan year end just prior to each annual principal due date on the note payable. At December 31, 1998 and 1997, the breakdown between allocated and unallocated shares were as follows:

                                                          Shares
                                                        Available
                                                       For Benefits           Cost         Fair Value
                                                     --------------------------------------------------
    December 31, 1998:
       Allocated                                          377,462          $4,164,681      $13,447,084
       Unallocated                                        126,435           2,550,825        4,504,247
                                                     --------------------------------------------------
                                                          503,897          $6,715,506      $17,951,331
                                                     ==================================================
    Per share                                                                              $     35.63
                                                                                           ============

    December 31, 1997:
       Allocated                                          342,526          $2,808,865      $13,957,934
       Unallocated                                         97,236             850,815        3,962,367
                                                     --------------------------------------------------
                                                          439,762          $3,659,680      $17,920,301
                                                     ==================================================
    Per share                                                                              $     40.75
                                                                                           ============

The loan agreement contains certain restrictions and covenants, including a limitation on additional borrowings.

The Company contributions are used to make principal payments on the note payable and will release unallocated shares with a value in excess of the principal payments made due to appreciation of the Company's stock. This has resulted in a contribution receivable that is less than the 1998 and 1997 Company match requirements.

             Badger Meter Employee Savings and Stock Ownership Plan

5. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

6. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated August 3, 1995, stating that the Plan is qualified under Section 401(a) and 401(k) of the IRC and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

7. TRANSACTIONS WITH RELATED PARTIES

During 1998 and 1997, the Plan received $276,085 and $208,521, respectively, in common stock dividends from the Company.

8. YEAR 2000 (UNAUDITED)

The Plan Sponsor has determined that it will be necessary to take certain steps in order to ensure that the Plan's information systems are prepared to handle Year 2000 dates. The Plan Sponsor is taking a two-phase approach. The first phase addresses internal systems that must be modified or replaced to function properly. Both internal and external resources are being utilized to replace or modify existing software applications, and test the software and equipment for the Year 2000 modifications. The Plan Sponsor anticipates substantially completing this phase of the project by September 1999. Costs associated with modifying software and equipment are not estimated to be significant and will be paid by the Plan Sponsor.

             Badger Meter Employee Savings and Stock Ownership Plan

8. YEAR 2000 (UNAUDITED) (CONTINUED)

For the second phase of the project, the Plan sponsor established formal communications with its third-party service providers to determine that they have developed plans to address their own Year 2000 problems as they relate to the Plan's operations. All third-party service providers have indicated that they will be Year 2000 compliant by mid-1999. If modification of data processing systems of either the Plan, the Plan Sponsor, or its service providers is not completed timely, the Year 2000 problem could have a material impact on the operations of the Plan. Plan management has not developed a contingency plan, because they are confident that all systems will be Year 2000 ready.

                             Supplemental Schedules

             Badger Meter Employee Savings and Stock Ownership Plan

                    Employer Identification Number 39-0143280
                                 Plan Number 009

          Line 27(a) - Schedule of Assets Held for Investment Purposes

                                December 31, 1998



                                       DESCRIPTION OF INVESTMENT, INCLUDING          COST/
  IDENTITY OF ISSUE, BORROWER,         MATURITY DATE, RATE OF INTEREST, PAR        CONTRACT          CURRENT VALUE/
     LESSOR OR SIMILAR PARTY                   OR MATURITY VALUE                     VALUE           CONTRACT VALUE
     -----------------------                   -----------------                     -----           --------------
*Badger Meter, Inc.                      503,897 shares of common stock          $  6,715,506         $17,951,331

Massachusetts Mutual Life                 Guaranteed Income Contract
   Insurance Company                            No. IG 4178                         7,526,254           7,526,254

Heartland U.S. Government Fund,
   Inc.                                        82,497 fund shares                     828,034             829,919

Heartland Value Plus Fund                      168,931 fund shares                  2,674,372           2,331,252

Marshall International Stock Fund
                                               63,004 fund shares                     800,232             802,668

M&I Growth Balanced Portfolio
                                               224,053 fund shares                  3,628,526           4,038,291

M&I Diversified Stock Portfolio
                                               270,097 fund shares                  5,166,484           5,940,656

Marshall Money Market Fund                        83,748 units                         83,748              83,748

Participant loans                          Various interest rates and
                                                 maturity dates                             -           1,106,798
                                                                                 --------------------------------
                                                                                 $ 27,423,156         $40,610,917
                                                                                 ================================

* Indicates party-in-interest

             Badger Meter Employee Savings and Stock Ownership Plan

                    Employer Identification Number 39-0143280
                                 Plan Number 009

                Line 27(d) - Schedule of Reportable Transactions

                          Year ended December 31, 1998





                                                                                     PURCHASE        SELLING        COST OF
       IDENTITY OF PARTY INVOLVED                  DESCRIPTION OF ASSET               PRICE           PRICE          ASSET
       --------------------------                  --------------------               -----           -----          -----
Category (i) -- individual transactions
in excess of 5 percent of net assets

Massachusetts Mutual Life Insurance          Guaranteed Income Group Annuity
   Company                                     Contract                              $        -     $4,925,415     $4,925,415

Massachusetts Mutual Life Insurance
   Company                                   Pooled Separate Account                          -      8,810,240      8,810,240

M&I Trust Company                            Growth Balanced Portfolio                2,541,256              -      2,541,256

M&I Trust Company                            Diversified Stock Portfolio              2,806,488              -      2,806,488


Category (iii) -- series of transactions in excess of 5 percent of net assets

Massachusetts Mutual Life Insurance          Guaranteed Income Group Annuity
   Company                                     Contract                               2,725,342              -      2,725,342

Massachusetts Mutual Life Insurance          Guaranteed Income Group Annuity
   Company                                     Contract                                       -      6,071,387      6,071,387


                                             CURRENT VALUE
                                              OF ASSET ON
                                              TRANSACTION          NET
       IDENTITY OF PARTY INVOLVED                DATE          GAIN/(LOSS)
       --------------------------                ----          -----------
Category (i) -- individual transactions
in excess of 5 percent of net assets

Massachusetts Mutual Life Insurance
   Company                                     $4,925,415         $   -

Massachusetts Mutual Life Insurance
   Company                                      8,810,240             -

M&I Trust Company                               2,541,256           N/A

M&I Trust Company                               2,806,488           N/A


Category (iii) -- series of transactions in excess of 5 percent of net assets

Massachusetts Mutual Life Insurance
   Company                                      2,725,342           N/A

Massachusetts Mutual Life Insurance
   Company                                      6,071,387             -

             Badger Meter Employee Savings and Stock Ownership Plan

                    Employer Identification Number 39-0143280
                                 Plan Number 009

          Line 27(d) - Schedule of Reportable Transactions (continued)

                          Year ended December 31, 1998





                                                                       PURCHASE         SELLING          COST OF
       IDENTITY OF PARTY INVOLVED           DESCRIPTION OF ASSET        PRICE            PRICE            ASSET
       --------------------------           --------------------        -----            -----            -----
Category (iii) -- series of
transactions in excess of 5 percent
of net assets (continued)

Massachusetts Mutual Life Insurance
   Company                                Pooled Separate Account      $         -     $ 8,810,240      $ 8,810,240

Marshall & Ilsley Bank                    Marshall Money Market         19,516,666               -       19,516,666
                                           Fund

Marshall & Ilsley Bank                    Marshall Money Market                  -      19,591,275       19,591,275
                                           Fund

Heartland Group Inc.                      U.S. Government Fund           1,831,225               -        1,831,225

Heartland Group Inc.                      U.S. Government Fund                   -       1,360,618        1,345,698

Heartland Group Inc.                      Value Plus Fund                3,581,728               -        3,581,728

Heartland Group Inc.                      Value Plus Fund                        -         857,222          907,356

Badger Meter, Inc.                        Common Stock                   1,684,879               -        1,684,879

Badger Meter, Inc.                        Common Stock                           -       1,027,747          430,167



                                           CURRENT VALUE
                                            OF ASSET ON
                                            TRANSACTION           NET
       IDENTITY OF PARTY INVOLVED               DATE          GAIN/(LOSS)
       --------------------------               ----          -----------
Category (iii) -- series of
transactions in excess of 5 percent
of net assets (continued)

Massachusetts Mutual Life Insurance
   Company                                  $  8,810,240      $      -

Marshall & Ilsley Bank                        19,516,666           N/A


Marshall & Ilsley Bank                        19,591,275             -


Heartland Group Inc.                           1,831,225           N/A

Heartland Group Inc.                           1,360,618        14,920

Heartland Group Inc.                           3,581,728           N/A

Heartland Group Inc.                             857,222       (50,134)

Badger Meter, Inc.                             1,684,879           N/A

Badger Meter, Inc.                             1,027,747       597,580

             Badger Meter Employee Savings and Stock Ownership Plan

                    Employer Identification Number 39-0143280
                                 Plan Number 009

          Line 27(d) - Schedule of Reportable Transactions (continued)

                          Year ended December 31, 1998



                                                                                                         CURRENT VALUE
                                                                                                          OF ASSET ON
                                                                PURCHASE       SELLING       COST OF      TRANSACTION       NET
    IDENTITY OF PARTY INVOLVED      DESCRIPTION OF ASSET          PRICE         PRICE         ASSET          DATE       GAIN/(LOSS)
    --------------------------      --------------------          -----         -----         -----          ----       -----------
Category (iii) -- series of
transactions in excess of 5
percent of net assets
(continued)

M&I Trust Company                Growth Balanced Portfolio       $5,303,467   $        -    $5,303,467     $5,303,467    $   N/A

M&I Trust Company                Growth Balanced Portfolio                -    1,748,559     1,674,941      1,748,559     73,618

M&I Trust Company                Diversified Stock Portfolio      6,848,730            -     6,848,730      6,848,730        N/A

M&I Trust Company                Diversified Stock Portfolio              -    1,723,735     1,682,246      1,723,735     41,489

There were no category (ii) or (iv) transactions during 1998.
Lease rental and "Expenses Incurred with Transaction" are not applicable.

                                  EXHIBIT INDEX



EXHIBIT NO.                                                                  PAGE NO.
-----------                                                                  --------
(23)              Consent of Ernst & Young LLP, Independent Auditors         27